Filer and Investment Company Act File Number:
Hennessy Funds Trust (811-07168)

Commission File Number of the Related Registration Statement:  333-218702

Filed Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
Pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company and Investment Company Act File Number:
Rainier Investment Management Mutual Funds (811-08270)

RAINIER INVESTMENT MANAGEMENT MUTUAL FUNDS Rainier Small/Mid Cap Equity Fund

SUPPLEMENT TO PROXY STATEMENT AND PROSPECTUS DATED JULY 14, 2017

DEAR FELLOW SHAREHOLDERS:

This is a supplement, dated November 16, 2017 (the “Supplement”), to the proxy statement and prospectus, dated July 14, 2017, as supplemented to date (the “Proxy Statement”), for the special meeting (the “Special Meeting”) of the shareholders of the Rainier Small/Mid Cap Equity Fund (the “Fund”), a series of Rainier Investment Management Mutual Funds, a Delaware statutory trust (“Rainier Trust”).  This Supplement relates only to the Fund, as the special meeting for the Rainier Mid Cap Equity Fund and the Rainier Large Cap Equity Fund has already concluded.

Adjournment of Special Meeting for the Rainier Small/Mid Cap Equity Fund to December 26, 2017

The Special Meeting was originally convened on September 14, 2017, and then adjourned and reconvened on September 26, 2017, and further adjourned and reconvened on November 16, 2017.  The shareholders of the Rainier Small/Mid Cap Equity Fund then adjourned the Special Meeting to Tuesday, December 26, 2017, at 10:00 a.m. local time, in the offices of the Rainier Trust at 601 Union Street, Suite 3525, Seattle, Washington 98101.

At the reconvened Special Meeting, shareholders of the Rainier Small/Mid Cap Equity Fund will consider and vote on the proposals set forth in the Proxy Statement.  Please read the Proxy Statement carefully for information concerning the proposals to be brought before the adjourned session of the Special Meeting.

Regardless of whether you plan to attend the adjourned session of the Special Meeting, we urge you to vote by following the applicable instructions that appear on the enclosed proxy card regarding voting by internet, telephone or mail or by calling the Funds’ proxy solicitor toll-free at 855-928-4498.  If you attend the adjourned session of the Special Meeting, you may vote in person even if you have previously returned your proxy ballot(s) or have voted via the Internet or by telephone.  Proxies may be revoked at any time before they are exercised by submitting a revised proxy, by giving written notice of revocation to the Rainier Trust or by voting in person at the adjourned session of the Special Meeting.

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